Mail Stop 3561

August 25, 2006

Fabian Mansson
President and Chief Executive Officer
Eddie Bauer Holdings, Inc.
15010 NE 36th Street
Redmond, WA 98052

Re: **Eddie Bauer Holdings, Inc.**
Amendment No. 1 to Registration Statement on Form 10
Filed June 27, 2006
File No. 0-51676
Form 10-Q for the period ended July 1, 2006
Filed August 15, 2006
File No. 0-51676

Dear Mr. Mansson:

　　We have reviewed your filings and the correspondence you filed August 14, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form 10

1. We have reviewed your response to comment 2 in our letter dated July 11, 2006. We continue to believe that your goodwill should be assigned and tested for impairment at the operating segment level, as required by paragraphs 30 and B119-121 of SFAS 142. Paragraph B120 indicates that if some portion of goodwill relates to the entity as a whole, that portion of goodwill should be assigned to all of the reporting units of the entity in a reasonable and supportable manner. Considering that you track key economic characteristics, such as net

sales and merchant margin percentage, of your operating segments and you presumably provide economic projections for each operating segment within your long-range plans, it appears that a reasonable and supportable basis of allocation could be determined.

Financial Statements and Exhibits

Notes to Consolidated and Combined Financial Statements

Note 5. Summary of Significant Accounting Policies

(f) Revenue Recognition, page F-23

2. We have reviewed your response to comment 6 in our letter dated July 11, 2006. Please explain why the redemption of customer loyalty points impacts your statements of operations. Unless you have deferred a portion of the revenue for which the points were earned, it appears that redemption would only result in a reduction of the customer loyalty liability and a credit to inventory. Please ensure your response indicates why additional revenue is recognized at redemption when it does not appear you defer any of the revenue earning the points.

Form 10-Q for the period ended July 1, 2006

3. In future filings, please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying executive officers under the signatures. Please confirm for us, if true, that the certifications of your officers dated August 15, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

* * * *

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Abigail Arms, Esq.
Fax: (202) 508-8100